FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

On June 9, 2016, the Registrant Announces Early Repayment of Its Outstanding $78
Million Israeli Bank Loans

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 9, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Early Repayment of Its Outstanding $78 Million
 Israeli Bank Loans

The Repayment Will Enable Better Financial and Business Flexibility, Increased
Profitability and Enhanced Balance Sheet

MIGDAL HAEMEK, ISRAEL – June 09, 2016 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, announced today an early repayment of its entire outstanding $78 million Israeli bank loans. These loans carried an annual interest rate of Libor plus 3.9% and were due through 2018. This early repayment was done following the successful completion of long term non-convertible unsecured bonds’ fundraising, as recently announced.

This loan repayment strengthens the Company’s balance sheet and provides better financial and business flexibility, due to a removal of the extensive restrictions and covenants under the Israeli banks’ loan agreement, as well as the release of all fixed and floating liens that were charged in favor of the Company’s lender banks.  In addition, this early repayment will result in reduced annual interest payments, driving enhanced net profit and free cash flow of the Company.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz's business is included under the heading "Risk Factors" in Tower's most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. TowerJazz does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.
To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com